

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Brandon Dawson
Chief Executive Officer
Moveix Inc.
4800 N Scottsdale Rd.
Scottsdale, AZ 85251

> **Re: Moveix Inc.**
> **Form 10-K for the Year Ended May 31, 2021**
> **Filed June 1, 2021**
> **File No. 333-214075**

Dear Mr. Dawson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2021

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 10

1. We note you did not conclude on the effectiveness of your disclosure controls and procedures as of May 31, 2021. Please be advised that all annual and quarterly filings should include a conclusion as to whether disclosure controls and procedures are effective or not effective as of the report date as required by Item 307 of Regulation S-K.

Financial Statements
General, page F-1

2. We note you provided annual audited financial statements as of and for the year ended May 31, 2021 in your Form 10-K and did not file any quarterly reports during either of your two most recent fiscal years ended May 31, 2020 and 2021. Please be advised:

- Annual filings should include audited financial statements as of and for a registrant's two most recent fiscal year ends as required by Rule 8-02 of Regulation S-X; however, if a registrant meets the definition of an inactive registrant, unaudited financial statements are permitted by Rule 3-11 of Regulation S-X.
- Quarterly information is required to be filed and reviewed by an auditor even if a registrant meets the definition of an inactive registrant.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing